Corporate Headquarters

7401 West Wilson Avenue

Chicago, IL 60706-4548

708.867.6777 • Fax: 708.867.3288

October 9, 2009

VIA EDGAR

Kevin Kuhar

Accountant - Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Re:	Methode Electronics, Inc.
Form 10-K for the Fiscal-Year ended May 2, 2009
Filed July 7, 2009
Definitive Proxy Statement filed August 6, 2009
File No. 001-33731

Dear Mr. Kuhar:

Please allow this letter to serve as Methode Electronics, Inc.’s (“Methode”) request for additional time to respond to the Staff’s comments contained in a letter, dated September 29, 2009, relating to the above-referenced filings.  Methode is currently working with its independent registered public accounting firm and legal counsel to respond to the September 29 letter and will provide a complete written response as required no later than October 23, 2009.

Please do not hesitate to call me if you have any questions regarding this response.

Very truly yours,

/s/ Douglas A. Koman

Douglas A. Koman
Chief Financial Officer
Methode Electronics, Inc

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